Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169075

AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.
SUPPLEMENT NO. 7, DATED APRIL 3, 2013,
TO THE PROSPECTUS, DATED JULY 24, 2012

This prospectus supplement, or this Supplement No. 7, is part of the prospectus of American Realty Capital Healthcare Trust, Inc., or the Company, dated July 24, 2012, or the Prospectus, as supplemented by Supplement No. 5, dated January 7, 2013, or Supplement No. 5, and Supplement No. 6, dated March 15, 2013, or Supplement No. 6. This Supplement No. 7 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 5 and Supplement No. 6 and should be read in conjunction with the Prospectus, Supplement No. 5 and Supplement No. 6. This Supplement No. 7 will be delivered with the Prospectus, Supplement No. 5 and Supplement No. 6. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 7 is to:

•	update disclosure relating to operating information, including the status of the offering and the reallocation of shares from our distribution reinvestment plan, or DRIP, to our primary offering, shares currently available for sale and our intention to file a Registration Statement on Form S-3 to register additional shares under our DRIP.

OPERATING INFORMATION

Status of the Offering

We commenced our reasonable best efforts initial public offering, or IPO, of up to 150.0 million shares of common stock on February 18, 2011. As of March 31, 2013, we had issued 113.3 million shares of common stock in connection with our primary offering, an increase from the 92.3 million shares of common stock issued in our primary offering as of March 15, 2013. Additionally, as of March 31, 2013, we had allocated 1.5 million shares of common stock under our DRIP, including the April 2013 DRIP. As of March 31, 2013, there were 114.6 million shares of our common stock outstanding, including restricted stock and shares issued under our DRIP.

On March 15, 2013, we notified our selling group members that the average weekly equity raise over the past several months suggested that we would reach our maximum offering and close to new investments in early summer 2013. Subscriptions received by our transfer agent will continue to be processed, subject to the availability of shares for issuance. However, due to the accelerated pace described above, we now anticipate closing the offering sooner. Accordingly, our dealer manager, Realty Capital Securities, LLC, has notified our selling group that it expects that subscription agreements received on or after April 12, 2013 will likely be returned. Additionally, subscription agreements received prior to April 12, 2013, but not in good order, or those that require additional information or funding, will be subject to review and will be processed only if shares are available. Any subscriptions that we are unable to accept will be promptly returned. In light of the foregoing, we ask that financial advisors not submit any additional subscriptions for our shares.

Therefore, we will reallocate the remaining 23.5 million shares available under our DRIP to our primary offering, once we sell the 150.0 million shares of common stock available in the primary offering. Furthermore, as we have previously communicated and, in line with our best practices, we will close our offering as originally sized and will not raise additional capital through a follow-on offering.

Shares Currently Available for Sale

As of March 31, 2013, there were 36.6 million shares available for sale in connection with our primary offering, excluding shares available under our DRIP. We had received aggregate gross proceeds of $1,139.1 million consisting of $1,127.4 million from the sale of 113.3 million shares of common stock in our primary offering and $11.7 million from our DRIP.

We plan to file a registration statement on Form S-3 to register an additional 25.0 million shares of common stock for issuance under our DRIP. Cash distributions paid on shares of common stock held by stockholders who are existing participants in our DRIP will be automatically reinvested in additional shares of our common stock registered under the Form S-3.